UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
(the "Company")

Non-executive director

The Company hereby announces that Ken Hydon, a non-executive director of the Company and chairman of its audit committee, was appointed as a non-executive director of Merlin Entertainments plc ("Merlin") on 20 October 2013.

This notification is made in accordance with LR 9.6.14 following the admission of Merlin's shares to trading on the London Stock Exchange on 8 November 2013.

Natalie Dale
Assistant Company Secretary
Pearson plc

11 November 2013

PEARSON plc

Date: 11 November 2013

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary